Exhibit 4.5

DESCRIPTION OF CAPITAL STOCK OF CORMEDIX INC.

Common Stock

The following is a summary of certain provisions of the capital stock of CorMedix Inc. (referred to herein as “we,” “us,” “our” and “Company”). Such summary does not purport to be complete. You should refer to our Amended and Restated Certificate of Incorporation, as amended, and our Amended and Restated Bylaws and each Certificate of Designation for our Series C-3, E and G preferred stock, in each case, incorporated by reference as an exhibit to this Form 10-K. The summary below is also qualified by provisions of such documents and applicable law.

Pursuant to our Amended and Restated Certificate of Incorporation, as amended, we are authorized to issue 160,000,000 shares of common stock, $0.001 par value per share. As of March 9, 2020, we had [__] shares of common stock outstanding.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders, and there are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

The holders of common stock are entitled to receive ratable dividends, if any, payable in cash, in stock or otherwise if, as and when declared from time to time by our Board of Directors out of funds legally available for the payment of dividends, subject to any preferential rights that may be applicable to any outstanding preferred stock. In the event of a liquidation, dissolution, or winding up of our Company, after payment in full of all outstanding debts and other liabilities, the holders of common stock are entitled to share ratably in all remaining assets, subject to prior distribution rights of preferred stock, if any, then outstanding. No shares of common stock have preemptive rights or other subscription rights to purchase additional shares of common stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to, and might be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. All shares of common stock that are acquired by us shall be available for reissuance by us at any time.

Issued and Outstanding Preferred Stock

Under the terms of our Amended and Restated Certificate of Incorporation, as amended, our Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock in one or more series without stockholder approval. Our Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. As of December 31, 2019, of the 2,000,000 shares of preferred stock authorized, our Board of Directors has designated (all with par value of $0.001 per share): 200,000 shares as Series C-3 Non-Voting Convertible Preferred Stock; 89,623 shares as Series E Convertible Preferred Stock and 100,000 as Series G Convertible Preferred Stock. At December 31, 2019, we had outstanding: 54,000 shares as Series C-3 Non-Voting Convertible Preferred Stock; 89,623 shares as Series E Convertible Preferred Stock and 100,000 shares as Series G Convertible Preferred Stock.

Series C-3 Non-Voting Convertible Preferred Stock

The Series C-3 Preferred Stock has the rights, privileges and terms described below.

Rank. The Series C Preferred Stock will rank:

●	senior to our common stock;

●	senior to any class or series of capital stock created after the issuance of the Series C-3 Preferred Stock; and

●	junior to the Series E Non-Voting Convertible Preferred Stock.

in each case, as to dividends or distributions of assets upon our liquidation, dissolution or winding up whether voluntarily or involuntarily.

Conversion. Each share of Series C-3 Preferred Stock is convertible into 2 shares of our common stock (subject to adjustment in the event of stock dividends and distributions, stock splits, stock combinations, or reclassifications affecting our common stock) at a per share price of $5 at any time at the option of the holder, except that a holder will be prohibited from converting shares of Series C-3 Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 9.99% of the total number of shares of our common stock then issued and outstanding.

Liquidation Preference. In the event of our liquidation, dissolution or winding up, holders of Series C-3 Preferred Stock will receive a payment equal to $10.00 per share of Series C-3 Preferred Stock before any proceeds are distributed to the holders of our common stock. After the payment of this preferential amount, and subject to the rights of holders of any class or series of our capital stock hereafter created specifically ranking by its terms senior to the Series C-3 Preferred Stock and holders of Series C-3 Preferred Stock will participate ratably in the distribution of any remaining assets with the common stock and any other class or series of our capital stock hereafter created that participates with the common stock in such distributions.

Voting Rights. Shares of Series C-3 Preferred Stock will generally have no voting rights, except as required by law and except that the consent of holders of two thirds of the outstanding Series C-3 Preferred Stock will be required to amend the terms of the Series C-3 Preferred Stock or the certificate of designation for the Series C-3 Preferred Stock.

Dividends. Holders of Series C-3 Preferred Stock are entitled to receive, and we are required to pay, dividends on shares of the Series C-3 Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends (other than dividends in the form of common stock) actually paid on shares of the common stock when, as and if such dividends (other than dividends in the form of common stock) are paid on shares of the common stock.

Redemption. We are not obligated to redeem or repurchase any shares of Series C-3 Preferred Stock. Shares of Series C-3 Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Listing. There is no established public trading market for the Series C-3 Preferred Stock, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Series C-3 Preferred Stock on any national securities exchange or trading system.

Fundamental Transactions. If, at any time that shares of Series C-3 Preferred Stock are outstanding, we effect a merger or other change of control transaction, as described in the certificate of designation and referred to as a fundamental transaction, then a holder will have the right to receive, upon any subsequent conversion of a share of Series C-3 Preferred Stock (in lieu of conversion shares) for each issuable conversion share, the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of a share of common stock.

Series E Convertible Preferred Stock

Rank. The Series E Preferred Stock will rank:

●	senior to our common stock;

●	senior to any class or series of capital stock created after the issuance of the Series E Preferred Stock;

●	senior to the Series C-3 Non-Voting Convertible Preferred Stock; and

●	on parity with the Series G Convertible Preferred Stock.

in each case, as to dividends or distributions of assets upon our liquidation, dissolution or winding up whether voluntarily or involuntarily.

Conversion. Each share of Series E Preferred Stock is convertible into 4.3733 shares of our common stock (subject to adjustment as provided in the certificates of designation for the Series E Preferred Stock) at a per share price of $3.75 at any time at the option of the holder, except that a holder will be prohibited from converting shares of Series E Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 4.99% of the total number of shares of our common stock then issued and outstanding.

Liquidation Preference. In the event of our liquidation, dissolution or winding up, holders of Series E Preferred Stock will receive a payment equal to $49.20 per share of Series E Preferred Stock on parity with the payment of the liquidation preference due the Series G Preferred Stock, but before any proceeds are distributed to the holders of common stock, and the Series C-3 Non-Voting Convertible Preferred Stock. After the payment of this preferential amount, holders of Series E Preferred Stock will participate ratably in the distribution of any remaining assets with the common stock and any other class or series of our capital stock that participates with the common stock in such distributions.

Voting Rights. Shares of Series E Preferred Stock are entitled to vote on an as-converted basis, based upon an assumed conversion price of $7.93.

Dividends. Holders of Series E Preferred Stock are entitled to receive, and we are required to pay, dividends on shares of the Series E Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends (other than dividends in the form of common stock) actually paid on shares of the common stock when, as and if such dividends (other than dividends in the form of common stock) are paid on shares of the common stock.

Redemption. We are not obligated to redeem or repurchase any shares of Series E Preferred Stock. Shares of Series E Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Listing. There is no established public trading market for the Series E Preferred Stock, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Series E Preferred Stock on any national securities exchange or trading system.

Fundamental Transactions. If, at any time that shares of Series E Preferred Stock are outstanding, we effect a merger or other change of control transaction, as described in the certificate of designation and referred to as a fundamental transaction, then a holder will have the right to receive, upon any subsequent conversion of a share of Series E Preferred Stock (in lieu of conversion shares) for each issuable conversion share, the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of a share of common stock.

Debt Restriction. As long as any of the Series E Preferred Stock is outstanding, we cannot create, incur, guarantee, assume or suffer to exist any indebtedness, other than (i) trade payables incurred in the ordinary course of business consistent with past practice, and (ii) up to $10 million aggregate principal amount of indebtedness with a maturity less than twelve months outstanding at any time, which amount may include up to $5 million of letters of credit outstanding at any time.

Other Covenants. In addition to the debt restrictions above, as long as any the Series E Preferred Stock is outstanding , we cannot, among others things: create, incur, assume or suffer to exist any encumbrances on any of our assets or property; redeem, repurchase or pay any cash dividend or distribution on any of our capital stock (other than as permitted, which includes the dividends on the Series E Preferred Stock and Series G Preferred Stock); redeem, repurchase or prepay any indebtedness (other than as permitted); or engage in any material line of business substantially different from our current lines of business.

Purchase Rights. In the event we issue any options, convertible securities or rights to purchase stock or other securities pro rata to the holders of common stock, then the a holder of Series E Preferred Stock will be entitled to acquire, upon the same terms a pro rata amount of such stock or securities as if the Series E Preferred Stock had been converted to common stock.

Series G Convertible Preferred Stock

Rank. The Series G Preferred Stock will rank:

●	senior to our common stock;

●	senior to any class or series of capital stock created after the issuance of the Series G Preferred Stock;

●	junior to the Series C-3 Non-Voting Convertible Preferred Stock, pending the consent of the holders of such series to the subordination thereof; and

●	on parity with the Series E Convertible Preferred Stock.

in each case, as to dividends or distributions of assets upon our liquidation, dissolution or winding up whether voluntarily or involuntarily.

Conversion. Each share of Series G Preferred Stock is convertible into approximately 55.5978 shares of our common stock (subject to adjustment as provided in the certificate of designation for the Series G Preferred Stock) at a per share price of $3.37 at any time at the option of the holder, except that a holder will be prohibited from converting shares of Series G Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 4.99% of the total number of shares of our common stock then issued and outstanding.

Liquidation Preference. In the event of our liquidation, dissolution or winding up, holders of Series E Preferred Stock will receive a payment equal to $187.36452 per share of Series G Preferred Stock on parity with the payment of the liquidation preference due the Series E Preferred Stock, but before any proceeds are distributed to the holders of Series C-3 Preferred Stock (pending the consent of the holders of such series to the subordination thereof) and after any proceeds are distributed to the holders of common stock. After the payment of this preferential amount, holders of Series G Preferred Stock will participate ratably in the distribution of any remaining assets with the common stock and any other class or series of our capital stock that participates with the common stock in such distributions.

Voting Rights. Shares of Series G Preferred Stock are entitled to vote on an as-converted basis, based upon an assumed conversion price of $7.93.

Dividends. Holders of Series G Preferred Stock are entitled to receive, and we are required to pay, dividends on shares of the Series G Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends (other than dividends in the form of common stock) actually paid on shares of the common stock when, as and if such dividends (other than dividends in the form of common stock) are paid on shares of the common stock.

Redemption. We are not obligated to redeem or repurchase any shares of Series G Preferred Stock. Shares of Series G Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Listing. There is no established public trading market for the Series G Preferred Stock, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Series G Preferred Stock on any national securities exchange or trading system.

Fundamental Transactions. If, at any time that shares of Series G Preferred Stock are outstanding, we effect a merger or other change of control transaction, as described in the certificate of designation and referred to as a fundamental transaction, then a holder will have the right to receive, upon any subsequent conversion of a share of Series G Preferred Stock (in lieu of conversion shares) for each issuable conversion share, the same kind and amount of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such fundamental transaction if such holder had been, immediately prior to such fundamental transaction, the holder of a share of common stock.

Debt Restriction. As long as any of the Series G Preferred Stock is outstanding, we cannot create, incur, guarantee, assume or suffer to exist any indebtedness, other than (i) trade payables incurred in the ordinary course of business consistent with past practice, and (ii) up to $10 million aggregate principal amount of indebtedness with a maturity less than twelve months outstanding at any time, which amount may include up to $5 million of letters of credit outstanding at any time.

Other Covenants. In addition to the debt restrictions above, as long as any the Series G Preferred Stock is outstanding, we cannot, among others things: create, incur, assume or suffer to exist any encumbrances on any of our assets or property; redeem, repurchase or pay any cash dividend or distribution on any of our capital stock (other than as permitted, which includes the dividends on the Series E Preferred Stock and the Series G Preferred Stock); redeem, repurchase or prepay any indebtedness (other than as permitted); or engage in any material line of business substantially different from our current lines of business.

Purchase Rights. In the event we issue any options, convertible securities or rights to purchase stock or other securities pro rata to the holders of common stock, then the a holder of Series G Preferred Stock will be entitled to acquire, upon the same terms a pro rata amount of such stock or securities as if the Series G Preferred Stock had been converted to common stock.

Transfer Agent and Registrar

We act as our own transfer agent and registrar for the Series C-3, E and G Preferred Stock.

Certain Anti-Takeover Provisions of Delaware Law and of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of the Delaware General Corporation Law (the “DGCL”) and our Amended and Restated Certificate of Incorporation, as amended, and our Amended and Restated Bylaws discussed below may have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt. These provisions are expected to encourage persons seeking to acquire control of our Company to first negotiate with our Board of Directors. We believe that the benefits of increasing our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-takeover Law

We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

●	the Board of Directors approves the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained that status;

●	when the stockholder became an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and certain shares owned by employee benefits plans; or

●	on or subsequent to the date the business combination is approved by the Board of Directors, the business combination is authorized by the affirmative vote of at least 66 2/3% of the voting stock of the corporation at an annual or special meeting of stockholders.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

The existence of Section 203 of the DGCL would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Charter Documents

Our Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our Company. First, our Amended and Restated Bylaws limit who may call special meetings of the stockholders, such meetings may only be called by the chairman of the Board of Directors, the chief executive officer, the Board of Directors or holders of an aggregate of at least 15% of our outstanding entitled to vote. Second, our Amended and Restated Certificate of Incorporation does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Third, our Amended and Restated Bylaws provide that the number of directors on our Board of Directors, which may range from five to nine directors, shall be exclusively fixed by our Board of Directors, which has set the number of directors at seven. Fourth, newly created directorships resulting from any increase in our authorized number of directors and any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification or other cause (including removal from office by a vote of the shareholders) will be filled by a majority of our Board of Directors then in office. Finally, our Amended and Restated Bylaws establish procedures, including 90-day advance notice requirement, with regard to the nomination of candidates for election as directors and stockholder proposals. These and other provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control or management of our Company.